Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 2 DATED OCTOBER 6, 2014
TO THE PROSPECTUS DATED AUGUST 20, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc., dated August 20, 2014 (the “Prospectus”) and Supplement No. 1, dated August 29, 2014. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.    to provide an update on the status of our current public offering;

B.    to provide information regarding dividends authorized;

C.	to provide information regarding our Advisor’s waiver of the asset management fee under certain circumstances; and

D.    to update disclosure in the “Risk Factors” section of the Prospectus.

A.    Status of Our Current Public Offering

The registration statement for our initial public offering of up to $2,500,000,000 in shares of our common stock was declared effective by the Securities and Exchange Commission on August 20, 2014. Pursuant to the terms of this offering, all subscription proceeds were required to be deposited in escrow pursuant to the terms of an escrow agreement with Hines Securities, Inc. and UMB Bank, N.A. until we received subscriptions aggregating at least $2,000,000. As of September 26, 2014, Hines Global REIT II Investor LP, an affiliate of our Advisor, had deposited an aggregate of $2,000,000 into escrow in connection with its subscription for shares of our common stock.

As a result, we have received sufficient offering proceeds to satisfy the minimum offering requirements for our offering with respect to all states other than the states of Pennsylvania and Washington. Accordingly, the offering proceeds received from stockholders were released from escrow on September 26, 2014.

B.    Authorization of Dividends

With the authorization of our board of directors, we declared distributions as of daily record dates for the period from October 1, 2014 through December 31, 2014. For our Class A Shares, these distributions will be calculated based on stockholders of record each day in an amount equal to $0.001575342 per share, per day. For our Class T Shares, these distributions will be calculated based on stockholders of record each day in an amount equal to $0.001315890 per share, per day. These distributions will be paid in cash or reinvested in shares of our common stock for those participating in our distribution reinvestment plan and will be paid or issued, respectively, on the first business day following the completion of the month to which they relate. Some or all of the cash distributions may be paid from sources other than cash flows from operations, such as proceeds from our debt financings, proceeds from this offering, cash advances by our Advisor, cash resulting from a waiver or deferral of fees and/or proceeds from the sale of assets.

In addition to the distributions described above, our board of directors has authorized special stock dividends as of daily record dates for the period from October 1, 2014 through December 31, 2014. For our Class A Shares and Class T Shares, these stock dividends will be calculated based on stockholders of record each day in an amount equal to 0.0000273973 of a share of common stock per share, per day. These stock dividends will be issued on January 1, 2015 in shares of the same class as the shares on which the stock dividends are being made.

C.    Waiver of Asset Management Fee

As described on page 7 of the Prospectus, we have agreed to pay a monthly asset management fee to our Advisor. However, in September 2014, our Advisor agreed to waive the asset management fees otherwise payable to it for the quarter ended December 31, 2014, to the extent that our MFFO for the quarter ended December 31, 2014, as disclosed in our Annual Report on Form 10-K for such year, amounts to less than 100% of the aggregate distributions declared to our stockholders for the quarter ended December 31, 2014. As a result of the waiver of these fees, if any, cash flows from operations that would have been paid to our Advisor for asset management fees may be available to pay distributions to stockholders. This fee waiver is not a deferral and accordingly, any fees that are waived will not be paid to the Advisor in cash at any time in the future.

D.    Risk Factors

The fourth risk factor under the caption “Risks Related to Organizational Structure” beginning on page 43 of the Prospectus is hereby deleted in its entirety and replaced with the following:
We have authorized stock dividends and may issue preferred shares or separate classes or series of common shares, which issuance could adversely affect the holders of our common shares.
Holders of our common stock do not have preemptive rights to any shares issued by us in the future. With the authorization of our board of directors, we declared special daily stock dividends for the period from October 1, 2014 through December 31, 2014, which may dilute the value of our shares. In addition, we may issue, without stockholder approval, preferred shares or a class or series of common shares with rights that could adversely affect the holders of our Class A and Class T shares. Upon the affirmative vote of a majority of our directors (including, in the case of preferred shares, a majority of our independent directors), our charter authorizes our board of directors (without any further action by our stockholders) to issue preferred shares or common shares in one or more classes or series, and to fix the voting rights (subject to certain limitations), liquidation preferences, distribution rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences with respect to such classes or series of shares. If we ever create and issue preferred shares with a distribution preference over common shares, payment of any distribution preferences of outstanding preferred shares would reduce the amount of funds available for the payment of distributions on the common shares. Further, holders of preferred shares are normally entitled to receive a preference payment in the event we liquidate, dissolve or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence. We could also designate and issue shares in a class or series of common shares with similar rights. In addition, under certain circumstances, the issuance of preferred shares or a separate class or series of common shares may render more difficult or tend to discourage:

•	a merger, tender offer or proxy contest;

•	the assumption of control by a holder of a large block of our securities; and/or

•	the removal of incumbent management.